November 26, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, DC 20549 USA
Attention: Heather Clark and Claire Erlanger

Re:	Elbit Systems Ltd.
Form 20-F for the Year Ended December 31, 2017
Form 6-K furnished August 16, 2018
File No. 000-28998
Dear Ms. Clark and Ms. Erlanger:
Set forth herein are our responses to the comments contained in the letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated October 19, 2018, with respect to our Form 20-F and Form 6-K referenced above. A courtesy copy of this letter is being sent to the Staff via courier.  For your convenience, prior to each response below we have restated the applicable Staff comment.
As a preliminary matter, we note that one of our advisors had a brief teleconference with the Staff on November 13, 2018, in which our advisor explained that (a) we are providing in this letter information that we believe to be responsive to the Staff's comments, and (b) we intend to incorporate the information provided in this letter into our future Forms 20-F, beginning in our Form 20-F for fiscal year ending December 31, 2018, expected to be  filed in March 2019.  We believe that addressing the Staff's comments in future filings will be the most efficient manner of providing the additional disclosures with respect to the matters raised in the Staff's comments, especially in light of the expected timing of filing our 2018 Form 20-F.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Form 20-F for the Year Ended December 31, 2017
  Financial Statements
    Notes to the Consolidated Financial Statements
      1. General
        C. Acquisitions and Investments, page F-13
Comment:
1.
We note a significant gain of $31 million recorded during 2017 relating to a reduction in the contingent consideration of an acquisition in 2015. Please tell us, and revise to disclose, the nature of the events that lead to the reduction in the contingent consideration and how the reduced amount was calculated or determined.

Response:
The asset purchase agreement ("APA") applicable to the 2015 acquisition provided for contingent consideration to be paid to the seller if the acquired division met certain post-acquisition performance targets.  Such performance targets were based on accumulated revenues during, and surplus backlog (based on actual orders received) at the end of, an earn-out period starting January 1, 2015 and ending December 31, 2017 (the "earn-out period").

It should be noted that due to orders that could have been booked up to the last day of the earn-out period, the surplus backlog could be finally determined only at the end of 2017, based on order bookings and revenues up to that date.

The APA provided that any contingent consideration was to be determined following the end of 2017, with the Company delivering its calculation thereof to the seller by March 31, 2018, whereupon the seller would have a period of 45 days to review and notify the Company of any dispute with Company's computation of the earn-out.

Following the end of the earn-out period, on December 31, 2017, the Company considered the facts and circumstances at that date and performed a detailed analysis involving the sales & marketing, finance and corporate management departments, to conclude whether the acquired division's performance achieved the targets set forth in the APA. The Company's analysis included a review of the acquired division's actual revenues during the earn-out period as well as a review of the actual backlog as of December 31, 2017, the earn-out period expiration date.

Additionally, because of a possible commercial dispute with the seller due to the possible subjective judgment involved in determining the surplus backlog, and since the seller's review and dispute period had not commenced, the Company assessed the likelihood of whether the seller might object to such a determination and retained contingent consideration of $4.5 million, which represented the Company's best estimate for a potential settlement after the seller's review of the calculations. Accordingly, the Company recognized a net gain of approximately $31 million resulting from the adjustment of the carrying amount of the earn-out contingent liability at December 31, 2017, which was recognized in general and administrative expenses on the consolidated statements of income.

During the first quarter of 2018, the Company delivered to the seller a schedule setting forth a computation of the earn-out amount, informing the seller that the performance targets under the APA were not met and no earn-out payment was required. During the second quarter of 2018, the seller's review period expired without any claims made by the seller. Therefore, the Company decreased the earn-out contingent liability to $0.

In view of the circumstances described above regarding the contingent earn-out obligation and its resolution and finalization during 2018, we propose the following additional disclosure in our future filings, commencing with our 2018 Form 20-F, which will be filed in March 2019  (revisions are marked in underlined italics for the convenience of the Staff):

"During 2018 and 2017, the Company recognized reductions of approximately $4,500 and $31,200, respectively, in its earn-out contingent liability related to the acquisition of a division, since the Company concluded that the acquired division had not achieved the performance requirements necessary for making contingent earn-out payments. Further, in May 2018, the period in which the Seller could have filed a dispute over the earn-out computation expired without any claim or demand from the Seller. The income resulting from the reductions in the contingent consideration liability was recognized in general and administrative expenses."

      6. Investments in Affiliated Companies, Partnership and Other Companies, page F-35
Comment:
2.
Please revise note 6 to clearly identify the investments for which you use a fair value method and those for which you use the equity method. In this regard, we note that companies E and G are not included in the table of equity in the earnings of affiliates on page F-36. We further note that company G is accounted for at fair value per the disclosure in footnote (7) on page F-36; however, there is no statement of the accounting for company E. Please advise.

Response:
As of December 31, 2017, we had only one investment (Company G) accounted for under the fair value method. With regard to Company G, we respectfully direct the Staff's attention to note 6B(7), which states that the periodic change in fair market value of Company G is recorded as a component of "other income (expense), net" on the consolidated statements of income. We also respectfully direct the Staff's attention to note 2AA tabular information which discloses the amount related to the only investment for which the Company elected the fair value method.
Company E is accounted for using the equity method. During the year ended December 31, 2017, there were no equity earnings or losses from Company E.
As of December 31, 2017, the only investment in an affiliated company that was accounted for under the fair value method (Company G), was in a relatively immaterial amount of $5.1 million compared to our total investments in affiliated companies of $172.3 million. In light of the Staff's comment, we propose to disclose separately in our future filings investments for which we use a fair value method and those for which we use the equity method. Accordingly, we propose adding a separate table in Note 6 in our future Form 20-F filings, commencing with our 2018 Form 20-F which will be filed in March 2019, disclosing our investments in companies accounted for under the fair value method as follows (revisions are marked in underlined italics for the convenience of the Staff):

Note 6 -  INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.	INVESTMENT IN AFFILIATED COMPANIES:

	2018	2017

Companies accounted for under the equity method	$	$159,647
Companies accounted for under the fair value method		5,114

Companies accounted for on a cost basis
(under new ASU 2016-01 effective January 1, 2018)		7,577
	$	$172,338

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
	2018	2017
Company A (1)	$	$65,799
Company B (2)		21,708
Company C (3)		15,000
Company D (4)		18,003
Company E (5)		27,927
Other		11,210
	$	$159,647

C.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE FAIR VALUE METHOD:
	2018	2017
Company G (6)	$ 5,114	$ 5,114
Company _ (-_)	—
Company _ (_)	—	$ 5,114

Form 6-K furnished August 16, 2018
  Consolidated Statements of Income, page 10
Comment:
3.
Given the significance of the $45 million in other income recorded during the three months ended June 30, 2018, please provide further details on the gains recorded as a result of third-party investments in your subsidiaries. Your response should include your ownership of the subsidiaries, whether you still control the subsidiaries after the third-party investments, the nature of the transactions that resulted in the gains, the calculation of the gains and the accounting literature upon which you relied in recognizing the gains.

Response:
We recognized a gain of approximately $45 million in the three-month period ended June 30, 2018, following investments in two subsidiaries by two third parties, which resulted in the Company's loss of control over the subsidiaries. One subsidiary is engaged in the field of commercial cybersecurity and the other in the field of surgeon-centered visualization technologies. Both subsidiaries represent a business in accordance with the definition and guidance contained in ASC 805 and ASU 2017-01.
The subsidiary engaged in the field of commercial cybersecurity generates revenues from its operations, and both companies include an organized workforce with the necessary skills, knowledge or experience to perform an acquired process, such that both companies meet the minimum requirements to be considered a business. The third-party investments proceeds are mainly aimed to increase sales and marketing activities and assist the formerly consolidated subsidiaries in meeting their growth goals, in accordance with budgets agreed upon with the investors.

As part of the investment agreements, which were signed with third-party seasoned investors (i.e., venture capital firms) (the "Investors"), the Investors required the creation of a different class of shares, Preferred shares, with certain rights and preferences over our Ordinary shares, such as preference in dividend distributions. Such investment agreements also include the following substantive participating rights requiring the affirmative vote of the Investors (which without the Investors' affirmative vote, such decisions will not be in effect and will be void):
• •	Approval of the appointment, termination or employment terms of Chief Executive Officer and Chief Financial Officer; Approval of the annual budget and any amendments thereto.
Although we hold more than 50% of the shares, in our analysis we concluded that the rights of the Preferred shareholders, as required by the Investors, represent substantive participating rights.  Under ASC 810-10-25-11, such rights are substantive participating rights because, in the aggregate, the rights entitle the Investors to effectively participate in decisions that occur as part of the formerly consolidated subsidiaries' ordinary course of business and are significant factors in directing and carrying out the activities of the business. We also considered the guidance in ASC 810-10-55-1 and concluded that since both formerly consolidated subsidiaries' operating budgets are expected to vary significantly year-to-year, given the current stage of development of the formerly consolidated subsidiaries, withholding approval of the CEO and or CFO and their operating budgets would impede the pursuit of their developmental goals.  Thus, the rights of the Preferred shareholders to block the appointment of the CEO and CFO and approval of the operating budget allow them to effectively participate and are deemed substantive, and those participating rights prevent the Company from exercising unilateral control over the operating activities of the subsidiaries.  Based on the abovementioned factors, we concluded that we do not control the subsidiaries, as we do not have the unilateral power to make decisions on their day-to-day operations.
We followed the guidance of ASC 810-10-40-4, according to which a parent deconsolidates a subsidiary or derecognizes a group of assets in the scope of ASC 810-10-40-3A when that parent no longer has a controlling financial interest in the subsidiary or group of assets. When control is lost the parent derecognizes the assets and liabilities of the subsidiary. The FASB concluded that the loss of control of a subsidiary in the scope of ASC 810-10-40-3A is a significant economic event that changes the nature of the investment held in the subsidiary. As a result, a gain or loss is recognized upon the deconsolidation of a subsidiary in the scope of ASC 810 or derecognition of a group of assets that is a business or nonprofit activity in the scope of ASC 810-10-40-3A. Any retained non-controlling investment in the formerly consolidated subsidiary (or the entity that acquires the group of assets) is measured at fair value.
Accordingly, we applied the guidance in ASC 810-10-40-5 and recognized a gain as the difference between the following two amounts (A - B), as applicable in our case:

A.	The aggregate of all of the following:
1.	The fair value of any consideration received
2.	The fair value of any retained non-controlling investment in the formerly consolidated subsidiary
B.	The carrying amount of the formerly consolidated subsidiary's assets and liabilities.

Following the third-party investments, we hold 82.6% and 58.9% of the outstanding share capital of the subsidiary engaged in the field of commercial cybersecurity and of the subsidiary engaged in the field of surgeon-centered visualization technologies, respectively.

The subsidiary which is engaged in the field of commercial cybersecurity issued Preferred shares in return of the investment of $30 million, which reflects approximately 17% of the total outstanding share capital of the subsidiary. The subsidiary which is engaged in the field of surgeon-centered visualization technologies issued Preferred shares in return of the investment of $11.5 million, which reflects approximately 41% of the total outstanding share capital of the subsidiary. The Company's management determined the equity fair value of the formerly consolidated subsidiaries and of our retained non-controlling investment in those subsidiaries, by performing an equity fair value analysis, which included various factors and measures, including among others, the assistance of third-party valuation specialists, by applying the market approach with the use of an option-pricing method to evaluate the fair value of our retained equity class investment in the formerly consolidated subsidiaries, and we used this equity fair value analysis as the basis to determine the recognition of approximately $42 million and $3 million, respectively, upon deconsolidation.

As a result, we recognized in the second quarter of 2018, an aggregate gain from deconsolidation of approximately $45 million,

We will include a detailed disclosure of the third party investments in those subsidiaries in Note 1 to our 2018 Form 20-F.

*     *     *

We acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in documents filed and furnished to the SEC;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to documents filed and furnished to the SEC; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

ELBIT SYSTEMS LTD.

By:	/s/ Joseph Gaspar
Name:	Joseph Gaspar
Title:	Executive Vice President and
Chief Financial Officer

cc:	David Block Temin, Adv., Elbit Systems Ltd.
Timothy I. Kahler, Esq., Troutman Sanders LLP